

February 26, 2021

Mark W. Miles
Chief Financial Officer
Berry Global Group, Inc.
101 Oakley Street
Evansville, IN 47710

> **Re: Berry Global Group, Inc.**
> **Form 10-K for the Year Ended September 26, 2020**
> **Filed November 23, 2020**
> **File No. 001-35672**

Dear Mr. Miles:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 26, 2020

Results of Operations, page 17

1. We note your results of operations discussion is primarily focused on net sales and operating income. Considering the number of line items and factors impacting operating income, please revise future filings to separately quantify and discuss, at the consolidated and segment levels, changes in each of the material line items included within operating income, such as cost of goods sold and selling, general and administrative expense. See SEC Release No. 33-8350. As part of your response, provide us with examples of your intended disclosures based on current financial results.

Summarized Guarantor Financial Information, page 22

2. As required by Item 601(b)(22) of Regulation S-K, please revise future filings to include an Exhibit 22 listing each subsidiary guarantor, issuer or co-issuer.

1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable, page 31

3.   We note that certain disclosures included in your fiscal 2019 Form 10-K related to variable consideration and the timing of your revenue recognition were not carried forward to the current filing. Please revise future filings to provide all material disclosures required by ASC 606-10-50-12(a) and ASC 606-10-50-20. Provide us with the disclosures you intend to provide.

7. Income Taxes, page 43

4.   We note that you have material non-U.S. income and, based on your disclosure on page 17, that your cash balance is "primarily" located outside of the U.S. Please disclose in future filings the amount of unremitted foreign earnings and the unrecognized deferred tax liability on unremitted foreign earnings, if practicable, or a statement that such determination is not practicable. See ASC 740-30-50-2(b) and 2(c).

11. Stockholders' Equity, page 48

5.   Please tell us in sufficient detail how you determined it was appropriate to use the simplified method in determining the expected term of your stock option grants. See SAB Topic 14D. Also tell us and revise future filings to disclose the vesting and contractual terms of your stock options. See ASC 718-10-50-2(a).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Andrew Blume, at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: James Till, Controller